650 Page Mill Road Palo Alto, CA 94304-1050 PHONE 650.493.9300 FAX 650.493.6811 www.wsgr.com

July 20, 2017

Via EDGAR and Overnight Delivery

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Attention:	Russell Mancuso, Branch Chief, Office of Electronics and Machinery Brian Cascio, Accounting Branch Chief Julie Sherman Tom Jones

Re:	BioCardia, Inc.

Amendment No. 1 to Registration Statement on Form S-3

Filed June 28, 2017

File No. 333-218124

Form 10-K for Fiscal Year Ended December 31, 2016

Response dated June 28, 2017

File No. 000-21419

Dear Mr. Mancuso:

On behalf of our client, BioCardia, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated July 13, 2017 and relating to the Company’s Amendment No. 1 to Registration Statement on Form S-3 (File No. 333-218124) filed with the Commission on June 28, 2017 (the “June Amended Registration Statement”) and Annual Report on Form 10-K for the fiscal year ended December 31, 2016 (File No. 000-21419) filed with the Commission on March 30, 2017 (the “2016 10-K”). The Company has also further revised the June Amended Registration Statement in response to the Staff’s comments in respect of the June Amended Registration Statement (the “July Amended Registration Statement”) and is filing concurrently with this letter (i) the July Amended Registration Statement, which reflects these revisions and updates and clarifies certain other information, (ii) an amendment to the 2016 10-K in order to provide additional or updated exhibits thereto and revisions to the disclosures therein (the “10-K Amendment”), (iii) and an amendment to the Company’s Quarterly Report on Form 10-Q for the three months ended March 31, 2017, originally filed on May 11, 2017 (the “10-Q Amendment,” and together with the July Amended Registration Statement and the 10-K Amendment, the “Amended Filings”), in order to provide updated exhibits thereto. For the convenience of the Staff, we are providing to the Staff by overnight delivery copies of this letter and the Amended Filings (including a version of the July Amended Registration Statement marked against the June Amended Registration Statement), in care of Mr. Mancuso.

AUSTIN    BEIJING    BOSTON    BRUSSELS    HONG KONG    LOS ANGELES    NEW YORK    PALO ALTO

SAN DIEGO    SAN FRANCISCO    SEATTLE    SHANGHAI    WASHINGTON, DC    WILMINGTON, DE

U.S. Securities and Exchange Commission

July 20, 2017

In this letter, we have recited the comments from the Staff in bold italicized type and have followed each comment with the Company’s response. Capitalized terms used but not defined herein shall have the meanings ascribed thereto in the July Amended Registration Statement, the 2016 10-K or 10-K Amendment, as applicable, or the 10-Q Amendment. Except as otherwise specifically indicated, page references herein correspond to the page of the July Amended Registration Statement, the 2016 10-K or the 10-K Amendment, as applicable, or the 10-Q Amendment.

Amendment No. 1 to Registration Statement on Form S-3

Information Incorporated by Reference, page 30

1.	Please specifically incorporate by reference the Form 8-K that you filed June 21, 2017.

In response to the Staff’s comments, the Company has revised the disclosure on page 30 in the July Amended Registration Statement to include this Form 8-K in the Company’s list of filings incorporated by reference into the July Amended Registration Statement.

Exhibits

2.

We note your response to prior comment 2. Indentures covering the debt securities to be issued in a registration statement must be qualified at the time the registration statement relating to those debt securities becomes effective. File the indentures, not merely forms.

The Company acknowledges the Staff’s comment and respectfully informs the Staff that the previously filed exhibits 4.2 and 4.4 to the July Amended Registration Statements are “qualified indentures” with respect to the Trust Indenture Act of 1939 (the “TIA”) and not merely “forms.” In compliance with the applicable provisions of the TIA and Rule 415 of Regulation C of the Securities Act of 1933, as amended (the “Securities Act”), these indentures remain “open ended” and provide a generic, non-specific description of the debt securities, and in connection with any takedown offering of debt securities, the Company will provide further details of such series of debt securities by filing both a supplemental indenture (as an exhibit to a Current Report on Form 8-K) and a prospectus supplement at the time such series is to be offered. The Company will also file a Form T-1 Statement of Eligibility prior to any applicable takedown offering. The Company respectfully directs the attention of the Staff to the Compliance and Disclosure Interpretations of the SEC regarding the Trust Indenture Act (last updated April 24, 2015), specifically section 201.04 under the heading “Interpretive Responses Regarding Particular Situations.” Furthermore, for the sake of clarity, the Company has revised its list of exhibits to strike the words “form of” from each of exhibits 4.2 and 4.4 in the July Amended Registration Statement.

U.S. Securities and Exchange Commission

July 20, 2017

3.	Revise the descriptions of exhibits 4.3 and 4.5 to reflect the substance of the second paragraph of your response to prior comment 2.

In response to the Staff’s comments, the Company has revised the descriptions of exhibits 4.3 and 4.5 to provide the proper article and section references where such exhibits can be found within exhibits 4.2 and 4.4, respectively.

Form 10-K for Fiscal Year Ended December 31, 2016

4.	We may have further comment after you revise your Form 10-K as indicated in your responses, including your responses to prior comments 7, 12 and 21.

The Company acknowledges the Staff’s comment and respectfully directs the Staff to review the 10-K Amendment and 10-Q Amendment, filed with the SEC on the date hereof.

Business, page 1

5.

Expand your response to prior comment 8 to address all identified parties, not merely those described on page 1. Also tell us whether your reference to the authors on pages 6 and 8 is intended to incorporate their conclusions by reference.

The Company acknowledges the Staff’s comment and respectfully informs the Staff that all identified parties in the 2016 10-K have been compensated only on terms that were standard and customary in clinical study arrangements. For additional clarity, the Company has added into the 10-K Amendment the following sentence to the second full paragraph on page 2 of the 2016 10-K

“As we engage in clinical trials of our therapeutic candidates, we have compensated and intend to compensate all parties performing the trials or studies (including all the parties identified in this Annual Report on Form 10-K) only on terms that are standard and customary in clinical study arrangements.”

Regarding the references to authors on pages 6 and 8 of the 2016 10-K, the Company respectfully informs the Staff that these publications (and any conclusions contained therein) are not incorporated by reference, and the Company has added into the 10-K Amendment a footnote to the citations for these publications that explicitly clarifies that they are not incorporated by reference and provided for the sole purpose of directing the investing public to a more detailed review of the clinical results.

6.

Expand your response to prior comment 9 to address all claims of safety and efficacy in your document. We note for example your disclosure at the top of page 6 regarding safety. If claims of safety and efficacy are appropriate under FDA rules only after a product has been cleared for sale, please revise your disclosure of claims regarding products that have not been so cleared.

The Company acknowledges the Staff’s comment and respectfully reaffirms to the Staff that the references to “safety” and “efficacy” relate to discussions of the results of various clinical trials that have supported the safety and efficacy of the Company’s products. The Company has not and will not with the 10-K Amendment be marketing its products with any claims related to their safety and efficacy prior to obtaining FDA approval of such products. However, and to avoid confusion, the Company has revised certain disclosures in the 10-K Amendment, including the addition of language that the Company’s products “remain investigational,” and that “no claims regarding safety or efficacy can be made until the products are approved by the FDA.”

U.S. Securities and Exchange Commission

July 20, 2017

Sales of a substantial number of shares of our Common Stock, page 59

7.

Expand your response to prior comment 16 to tell us the specific date that sales in reliance on Rule 144 would be permitted by Rule 144(i) and that sales would be permitted under the lock-up agreement.

The Company acknowledges the Staff’s comment and respectfully informs the Staff that the lock-up agreements executed in connection with the Merger (as defined in the 2016 10-K and 10-K Amendment) will expire one year after the effective time of the Merger, or October 24, 2017 (which is a correction to our response to comment #16 in our previous letter dated June 28, 2017, which stated October 26, 2017 as the expiration date for the lock-up agreements). Thus, those 286,566,412 shares of the Company’s common stock subject to the lock-up agreements would be free of any contractual obligations as of October 24, 2017.

With respect to sales under Rule 144, no holder will be permitted to sell unregistered shares of the Company’s common stock pursuant to Rule 144 until October 27, 2017, on which date one year will have passed since the Company filed a Form 8-K containing all the “Form 10 information” and reflecting its status as an entity no longer described by Rule 144(i)(1)(i) as contemplated by Rule 144(i)(2).

Executive Compensation, page 99

8.

We note your response to prior comment 18. Please provide the disclosure required by Regulation S-K Item 402 for all individuals who served as the registrant’s principal executive officer during the last completed fiscal year and for each person who served as a director during any part of the last completed fiscal year. For guidance, see Regulation S-K Compliance and Disclosure Interpretation 127.01.

The Company acknowledges the Staff’s comment and respectfully informs the Staff that the 10-K Amendment contains the disclosure required by Regulation S-K Item 402, as such requirements are modified for smaller reporting companies like the Company, with respect to all individuals who served as a director and/or a principal executive officer for the Company (or for the predecessor registrant, Tiger X Medical, Inc.).

Security Ownership, page 99

9.	When you revise your document as indicated in response to prior comment 19, please include the disclosure required by the last sentence of Regulation S-K Item 403(b).

The Company acknowledges the Staff’s comment and respectfully informs the Staff that the 10-K Amendment contains the disclosure required by Regulation S-K Item 403(b), specifically referencing in the table footnotes the amount of shares with respect to which any person listed in the table has a right to acquire beneficial ownership. The Company confirms that no shares held by any person listed in the table have been “pledged” as security for any loan or other financial arrangement.

U.S. Securities and Exchange Commission

July 20, 2017

Certain Relationships, page 99

10.

When you revise your document as indicated in response to prior comment 20, please disclose the nature and type of consulting services contemplated by the agreement. Also disclose the nature and type of consulting that the related person provided you during the period that Item 404 requires you to address.

The Company acknowledges the Staff’s comment and respectfully informs the Staff that the 10-K Amendment contains the additional information requested regarding the nature and type of consulting services contemplated by the agreement with OPKO Health, Inc., as well as the nature and type of consulting services provided by OPKO Health, Inc. to the Company during the fiscal year ended December 31, 2016.

U.S. Securities and Exchange Commission

July 20, 2017

***

Please direct any questions regarding the Company’s responses or the Revised Registration Statement to me at (650) 493-9300 or mdanaher@wsgr.com.

Sincerely, WILSON SONSINI GOODRICH & ROSATI Professional Corporation /s/ Michael J. Danaher Michael J. Danaher

cc:	Peter Altman, President and CEO, BioCardia, Inc.

David McClung, Vice President of Finance, BioCardia, Inc.